Exhibit 99.2

July 9, 2024

Burford Capital Appoints KPMG LLP as Independent Auditor

Burford Capital Limited (“Burford”), the leading global finance and asset management firm focused on law, is pleased to announce that, on July 1, 2024, the audit committee (the “Audit Committee”) of Burford’s board of directors (the “Board”) has approved, and the Board has ratified, the appointment of KPMG LLP (“KPMG”) as Burford’s independent registered public accounting firm. KPMG will review Burford’s consolidated financial statements for the three and nine months ending September 30, 2024 and will audit Burford’s consolidated financial statements for the fiscal year ending December 31, 2024.

KPMG replaces Ernst & Young LLP (“E&Y”), which has served as Burford’s independent auditor since 2010. While Burford is not subject to traditional UK mandatory auditor rotation every ten years, Burford is nevertheless conscious of shareholder feedback about best practices in the UK market and, while it would have been disruptive to have rotated auditors during the transition to US GAAP and the addition of our New York Stock Exchange listing, with those items behind us now is an appropriate moment to abide by those best practices and move to another Big Four accounting firm.

KPMG’s appointment is subject to the ratification of Burford’s shareholders at an extraordinary general meeting (the “2024 EGM”) to be held in due course.

Dismissal of Previous Independent Registered Public Accounting Firm

On July 1, 2024, the Audit Committee has also approved, and the Board has ratified, the dismissal of E&Y as Burford’s independent registered public accounting firm, effective immediately following the issuance of Burford’s consolidated financial statements for the three and six months ended June 30, 2024.

The reports of E&Y on Burford’s consolidated financial statements for the fiscal years ended December 31, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audits of Burford’s consolidated financial statements for each of the fiscal years ended December 31, 2023 and 2022 and during the period from the end of the most recently completed fiscal year ended December 31, 2023 through July 1, 2024 (the “Interim Period”), there were no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K) with E&Y on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which “disagreements”, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the subject matter of the “disagreements” in connection with their report for such years. There were no “reportable events” (as described in Item 304(a)(1)(v) of Regulation S-K) during the two fiscal years ended December 31, 2023 and 2022 or the Interim Period, except for certain identified material weaknesses in Burford’s internal controls relating to:

●	a lack of available evidence to demonstrate the precision of management’s review of certain assumptions used in the measurement of the fair value of capital provision assets as disclosed in Burford’s annual report on Form 20-F for the year ended December 31, 2023 filed with the US Securities and Exchange Commission (the “SEC”) on March 28, 2024, which Burford is in the process of remediating as of the date of this announcement; and
●	the determination of Burford’s approach to measure the fair value of capital provision assets in accordance with Accounting Standards Codification Topic 820—Fair Value Measurement, as

disclosed in Burford’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on May 16, 2023, which was remediated at December 31, 2023.

The Audit Committee discussed the “reportable events” with E&Y, and Burford has authorized E&Y to respond fully to the inquiries of KPMG, as successor auditor, concerning the subject matter of such “reportable events”.

Pursuant to Item 304(a)(3) of Regulation S-K, Burford provided E&Y with a copy of the disclosures in this announcement prior to furnishing this announcement under the cover of Form 6-K to the SEC, and E&Y has furnished a letter addressed to the SEC stating that E&Y agrees with the statements set forth in this paragraph and the two immediately preceding paragraphs above. A copy of E&Y’s letter, dated July 9, 2024, has been furnished as Exhibit 99.1 to the Form 6-K.

Appointment of New Independent Registered Public Accounting Firm

On and effective as of July 1, 2024, KPMG was appointed as Burford’s independent registered public accounting firm for the three and nine months ending September 30, 2024 and for the fiscal year ending December 31, 2024. The Audit Committee approved, and the Board ratified, the appointment of KPMG, subject to the shareholder approval at the 2024 EGM.

During Burford’s two most recent fiscal years ended December 31, 2023 and 2022 and the Interim Period, neither Burford nor anyone acting on its behalf has consulted KPMG regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Burford’s consolidated financial statements, and neither a written report nor oral advice was provided to Burford that KPMG concluded was an important factor considered by Burford in reaching a decision as to any accounting, auditing or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a “reportable event” (as described in Item 304(a)(1)(v) of Regulation S-K).

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Americas: Josh Wood, Head of Investor Relations - email	+1 212 516 5824
EMEA & Asia: Rob Bailhache, Head of EMEA & Asia Investor Relations - email	+44 (0)20 3530 2023
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 516 5824

Deutsche Numis - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
James Umbers

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Yasmina Benchekroun

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements that are forward-looking, including in its periodic reports that Burford files with, or furnishes to, the SEC, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 28, 2024 and other reports or documents that Burford files with, or furnishes to, the SEC from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.